UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*



                                United EcoEnergy Corp.

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    910203108
                                 (CUSIP Number)


                                  July 17, 2009
                                  July 23, 2009
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /___/     Rule  13d-1(b)
     / X /     Rule  13d-1(c)
     /___/     Rule  13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



CUSIP  No. 910203108

--------------------------------------------------------------------------------

1)   Names  of  Reporting  Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

     Roadrunner Capital Group, LLC EIN: 22-3695261
--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [X]

--------------------------------------------------------------------------------

3)   SEC  Use  Only

--------------------------------------------------------------------------------


4)   Citizenship  or  Place  of  Organization
     New Jersey
--------------------------------------------------------------------------------

     Number  of  Shares     5)     Sole  Voting Power   1,016,586  (a)
     Beneficially           ----------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power  -0-
     Reporting              ----------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power  1,016,586 (a)
                            ----------------------------------------------------
                            8)     Shared  Dispositive  Power   -0-

--------------------------------------------------------------------------------

9)   Aggregate  Amount Beneficially Owned by Each Reporting Person

     1,016,586 (a)
--------------------------------------------------------------------------------

10)  Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
     Certain  Shares  (See  Instructions)

     [  ]

--------------------------------------------------------------------------------

11)  Percent  of  Class  Represented  by  Amount  in  Item  9

     2.93%
--------------------------------------------------------------------------------

12)  Type  of  Reporting  Person  (See  Instructions)

     OO
--------------------------------------------------------------------------------


(a) Roadrunner Capital Group LLC ("Roadrunner") has the right to purchase up to 5,715,760 shares of common stock of United EcoEnergy Corp. ("Issuer") pursuant to an option agreement between Roadrunner and Enterprise Partners LLC ("Enterprise"). Although Roadrunner has sole voting and dispositive control of the shares upon purchase, Chris Messalas as the Managing Member of Roadrunner may be deemed to have the right to direct the voting and dispositive control over such common stock. The option agreement contains a restriction that restricts Roadrunner from exercising and beneficially owning, together with its affiliates, more than 9.5% of the number of shares of common stock of the Issuer outstanding on the dates the options are exercised, currently 3,297,501 would represent 9.5%. Currently
     Roadrunner owns 1,000,000 shares of the Issuer's common stock and the balance remaining under the option agreement is 4,715,760. Roadrunner sold 1,000,000 shares on July 17, 2009 in a private transaction and exercised options to purchase an additional 1,000,000 shares on July 23, 2009.

CUSIP  No. 910203108

--------------------------------------------------------------------------------

1)   Names  of  Reporting  Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

     Leaddog Capital L.P. EIN: 22-3967904
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a) [ ] (See Instructions)
     (b) [X]
--------------------------------------------------------------------------------

3)   SEC  Use  Only

--------------------------------------------------------------------------------


4)   Citizenship  or  Place  of  Organization

     Delaware
--------------------------------------------------------------------------------



     Number  of             5)     Sole  Voting Power
     Shares                        2,250,000  (b)
     Beneficially           ---------------------------------------------------
     Owned  by              6)     Shared  Voting  Power
     Each                          -0-
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power

                                   2,250,000 (b)
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power
                                   -0-

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

       2,250,000 (b)
--------------------------------------------------------------------------------

10)    Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
       Certain  Shares  (See  Instructions)

       [  ]

--------------------------------------------------------------------------------

11)    Percent  of  Class  Represented  by  Amount  in  Item  9

       6.48%
--------------------------------------------------------------------------------

12)    Type  of  Reporting  Person  (See  Instructions)

       PN
--------------------------------------------------------------------------------


     (b) Leaddog Capital L.P. ("Leaddog") has the right to purchase up to 2,000,000 shares of common stock of United EcoEnergy Corp. ("Issuer") pursuant to an option agreement between Leaddog and Enterprise Partners LLC ("Enterprise"). Although Leaddog has sole voting and dispositive control of the shares upon purchase, Chris Messalas and Joseph B. LaRocco as Managing Members of Leaddog Capital Markets, LLC, (Leaddog's general partner) may be deemed to have the right to direct the voting and dispositive control over such common stock. The option agreement contains a restriction that restricts Leaddog from exercising and beneficially owning, together with its affiliates, more than 9.5% of the number of shares of common stock of the Issuer outstanding on the dates the options are exercised. Leaddog has exercised its option to purchase all 2,000,000 shares. Leaddog also received an additional 100,000 shares as partial consideration for a loan to the Issuer on February 21, 2008. Leaddog is entitled to receive an additional 100,000 shares as partial consideration for a loan to the Issuer on March 31, 2009. Leaddog is entitled to receive an additional 50,000 shares as partial consideration for a loan to the Issuer on April 17, 2009.


                                Explanatory Note


     The Reporting Persons hereby amend and restate the following items and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on March 6, 2009.



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



ITEM  1.

(A)     NAME  OF  ISSUER

        United EcoEnergy Corp.

(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE

        1365 N. Courtenay Parkway, Suite A, Merritt Island, FL 32953

ITEM  2.

(A)     NAME  OF  PERSONS  FILING

        Roadrunner Capital Group, LLC      New Jersey
        Leaddog Capital, L.P.              Delaware

(B)     ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

        120 Wall Street, 24th Floor, New York, NY 10005

(C)     CITIZENSHIP

        Roadrunner Capital Group, LLC      New Jersey
        Leaddog Capital, L.P.              Delaware


(D)     TITLE  OF  CLASS  OF  SECURITIES

        Common Stock

(E)     CUSIP  NUMBER

        910203108


ITEM  3.

        Not Applicable.


ITEM  4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:


  --------- --------------------------------- ----------------- ----------------
                                              Roadrunner        Leaddog
  --------- --------------------------------- ----------------- ----------------
    (a)     Beneficial Ownership              1,016,586         2,250,000
  --------- --------------------------------- ----------------- ----------------
    (b)     Percentage of Class               2.93%             6.48%
  --------- --------------------------------- ----------------- ----------------
    (c)     Sole Voting Power                 1,016,586         2,250,000
  --------- --------------------------------- ----------------- ----------------
            Shared Voting Power               -0-               -0-
  --------- --------------------------------- ----------------- ----------------
            Sole Dispositive Power            1,016,586         2,250,000
  --------- --------------------------------- ----------------- ----------------
            Shared Dispositive Power          -0-               -0-
  --------- --------------------------------- ----------------- ----------------


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



ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

          See Item 4.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          Not Applicable.

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          Not Applicable.

ITEM  10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated:  July 24 2009





                                   By:  /s/  Chris Messalas
                                        ----------------------------
                                        Name: Chris Messalas
                                        Title: Managing Member




EXHIBITS

A:       Joint Filing Statement



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



                                    Exhibit A

                            Agreement of Joint Filing




     We,  the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13G is filed on behalf of us.





Date:  July 24, 2009



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

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Roadrunner Capital Group, LLC

    /s/ Chris Messalas
By:___________________________________
    Chris Messalas, Managing Member



Leaddog Capital L.P. by its General
Partner Leaddog Capital Markets, LLC


    /s/ Chris Messalas
By:____________________________________
    Chris Messalas, Managing Member